UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Magna Entertainment Corp.

(Name of Issuer)

Class A Subordinate Voting Stock

(Title of Class of Securities)

559211 10 7

(CUSIP Number)

Craig Loverock

Senior Financial Advisor

Magna International Inc.

337 Magna Drive

Aurora, Ontario L4G 7KI

(905) 726-7068

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Kenneth G. Alberstadt

Akerman Senterfitt LLP

335 Madison Avenue, Suite 2600

New York, NY 10017

(212) 880-3817

October 29, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 559211 10 7	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): STRONACH TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 62,828,384
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 62,828,384
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 62,828,384
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 53.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 559211 10 7	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 445327 ONTARIO LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 62,828,384
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 62,828,384
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 62,828,384
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 53.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 559211 10 7	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): BERGENIE ANSTALT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: VADUZ, LIECHTENSTEIN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 12,571,403
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 12,571,403

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,571,403
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 559211 10 7	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): FAIR ENTERPRISE LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: JERSEY, CHANNEL ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 12,571,403
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 12,571,403

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,571,403
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 559211 10 7	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): MI DEVELOPMENTS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 62,828,384
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 62,828,384
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 62,828,384
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 53.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No. 559211 10 7	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): FRANK STRONACH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: AUSTRIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 63,828,384
8 SHARED VOTING POWER: 12,571,403
9 SOLE DISPOSITIVE POWER: 63,828,384
10 SHARED DISPOSITIVE POWER: 12,571,403

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 76,399,787
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 65.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 559211 10 7	SCHEDULE 13D/A	Page 8 of 11 Pages

Item 1.	Security and Issuer.

This Amendment No. 8 to Schedule 13D amends the Statement on Schedule 13D (the “Statement”) filed by Frank Stronach, the Stronach Trust, 445327 Ontario Limited (“445327”), Bergenie Anstalt (“ Bergenie “), MI Developments Inc. (“MID”) and 1346457 Ontario Inc. on September 20, 2003, as previously amended (to among other things, add Fair Enterprise Limited (“Fair Enterprise”) as a reporting person), with respect to shares of the Class A Subordinate Voting Stock, par value $0.01 per share (“MECA Shares”), of Magna Entertainment Corp., a Delaware company (the “Company”), and is being filed to report the acquisition of 8,888,888 MECA Shares (the “New MECA Shares”) by Fair Enterprise pursuant to the subscription agreement entered into on September 13, 2007 between Fair Enterprise and the Company as reported in Amendment No. 7 to the Statement. Because the Stronach Trust holds a controlling voting interest in MID, the Stronach Trust may also be deemed to have beneficial ownership of any securities beneficially owned by MID, including any MECA Shares beneficially owned by MID.

All information in this Amendment No. 8 relating to Frank Stronach, the Stronach Trust, 445327, Bergenie or Fair Enterprise has been furnished by these entities and MID disclaims any responsibility for the accuracy or completeness thereof.

Item 4.	Purpose of the Transaction.

Fair Enterprise purchased the New MECA Shares for investment purposes. None of the Reporting Persons currently has other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D except as set forth herein. However, the reporting persons evaluate on an ongoing basis their investment in the Company and their options with respect to such investment. As a result of such evaluation, one or more of the reporting persons, may make suggestions or adopt positions with respect to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D. Furthermore, Mr. Stronach may, in his capacity as Chairman of the Company, communicate with the Company’s management, directors, shareholders and other parties with respect to such transactions.

Item 5.	Interest in Securities of the Issuer

(a)	Frank Stronach is the beneficial owner of 1,000,000 MECA Shares that are subject to a currently outstanding and immediately exercisable option (the “Option”) that was issued to him by the Company on July 14, 2000 in partial consideration for his services as Chairman. The Option is held directly by Mr. Stronach.

Frank Stronach acts as one of four trustees of the Stronach Trust. The remaining trustees of the Stronach Trust are Elfriede Stronach, Belinda Stronach and Andrew Stronach, who are immediate family members of Frank Stronach. Frank Stronach is entitled to appoint additional trustees and to remove trustees. Determinations by the Stronach Trust are made by a majority of the trustees, which majority must include Frank Stronach. The Stronach Trust owns more than 99.9% of the outstanding voting securities of 445327. 445327 holds 363,414 Class B Shares of MID (“MID Class B Shares”), such shares representing approximately 56.5% of the total votes carried by the Class A Subordinate Voting Shares and Class B Shares of MID. MID beneficially owns 62,828,384 MECA Shares (including 58,466,056 MECA Shares issuable upon conversion of Class B Shares of the Company (“MECB Shares”) held by MID).

Bergenie owns all of the outstanding shares of capital stock of Fair Enterprise. Bergenie and Fair Enterprise may each be deemed to beneficially own the 12,571,403 MECA Shares held by Fair Enterprise.

Frank Stronach, Bergenie and Fair Enterprise may be deemed to constitute a group with respect to the acquisition, holding, voting and disposition of MECA Shares beneficially owned by Fair Enterprise. The filing of this statement shall not be construed as an admission of the existence of such a group.

Assuming the beneficial ownership of all MECA Shares of which Mr. Stronach may be deemed to have beneficial ownership, (i) Frank Stronach is the beneficial owner of 76,399,787 MECA Shares (including the MECA Shares issuable upon conversion of the MECB Shares beneficially owned by MID and upon exercise of the Option), representing 65.0% of the MECA Shares (determined in accordance with Rule 13d-3), (ii) each of Fair Enterprise and Bergenie is the beneficial owner of 12,571,403 MECA Shares, representing 21.6% of the MECA Shares and (iii) each of the Stronach Trust, 445327 and MID is the beneficial owner of 62,828,384 MECA Shares (including the MECA Shares issuable upon conversion of the MECB Shares beneficially owned by MID), representing 53.9% of the MECA Shares.

The filing of this amendment shall not be construed as an admission that Mr. Stronach beneficially owns any MECA Shares that are or may be deemed to be beneficially owned by the Stronach Trust, 445327, MID, Bergenie or Fair Enterprise. The reporting persons disclaim beneficial ownership of all shares of the Company held by other reporting persons for purposes other than U.S. securities law purposes. The reporting persons disclaim beneficial ownership of the MECA Shares held by the profit sharing plans of Magna International Inc. (“Magna”) (209,514 shares as of January 11, 2008) and the 18,348 MECA Shares held by 865714 Ontario Inc., a subsidiary of Magna that was incorporated to provide a continuing separate vehicle for the acquisition of capital stock of the Company and the sale thereof to members of management of Magna. The MECA Shares held by Magna’s U.S. profit sharing plan and by 865714 Ontario Inc. have been excluded from the calculations above.

CUSIP No. 559211 10 7	SCHEDULE 13D/A	Page 9 of 11 Pages

(b)	Frank Stronach, Bergenie and Fair Enterprise may be deemed to share voting and dispositive power with respect to the MECA Shares held by Fair Enterprise. Frank Stronach, the Stronach Trust, 445327 and MID may be deemed to have sole voting and dispositive power with respect to all other MECA Shares that are or may be deemed to be beneficially owned by such reporting persons.

(c)	During the sixty days preceding the filing of this statement, none of the reporting persons acquired or disposed of any securities of the Company.

(d)-(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement

CUSIP No. 559211 10 7	SCHEDULE 13D/A	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2008

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
Name:	Frank Stronach
Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Name:	Belinda Stronach
Title:	President

BERGENIE ANSTALT

By:	Präsidial Management Anstalt Director of Bergenie Anstalt

By:	/s/ Karin Liechti
Name:	Karin Liechti
Title:	Director

By:	/s/ Johannes Dür
Name:	Johannes Dür
Title:	Director

CUSIP No. 559211 10 7	SCHEDULE 13D/A	Page 11 of 11 Pages

FAIR ENTERPRISE LIMITED

By:	/s/ Jennifer Le Chevalier
Name:	Jennifer Le Chevalier
Title:	Director

By:	/s/ Benjamin Newman
Name:	Benjamin Newman
Title:	Director

MI DEVELOPMENTS INC.

By:	/s/ Richard Crofts
Name:	Richard Crofts
Title:	Executive Vice President, Corporate Development, General Counsel and Secretary

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D/A reporting a material change in facts and hereby affirm that such Statement on Schedule 13D/A is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 11, 2008

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
Name:	Frank Stronach
Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Name:	Belinda Stronach
Title:	President

BERGENIE ANSTALT

By:	Präsidial Management Anstalt Director of Bergenie Anstalt

By:	/s/ Karin Liechti
Name:	Karin Liechti
Title:	Director

By:	/s/ Johannes Dür
Name:	Johannes Dür
Title:	Director

FAIR ENTERPRISE LIMITED

By:	/s/ Jennifer Le Chevalier
Name:	Jennifer Le Chevalier
Title:	Director

By:	/s/ Benjamin Newman
Name:	Benjamin Newman
Title:	Director

MI DEVELOPMENTS INC.

By:	/s/ RICHARD CROFTS
Name:	Richard Crofts
Title:	Executive Vice President, Corporate Development, General Counsel and Secretary